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                                                                    Exhibit 99.2

                                 [RUSS GRAPHIC]

                          RUSS BERRIE AND COMPANY, INC.
                       111 Bauer Drive, Oakland, NJ 07436
                          (201) 337-9000 (800) 631-8465

                                                             May 7, 2004

Notice to RUSS Optionholders:

As you know, on April 12, 2004, the Company declared a special dividend of $7 per share to shareholders of record on May 14, 2004. This special dividend may have an effect on your options. The Company's stock option plans (other than the 2004 plan) do not have provisions to adjust the exercise price of stock options in the event of a special dividend. In addition, during the past year, various optionholders have been restricted from exercising and selling their options due to the existence of a "blackout period". With these factors, and others, and to ensure that all of your options do not become worthless, the Company will offer to buy back all of your options. Attached is a press release issued by the Company today describing the Board of Directors' authorization to make this tender offer.

Each optionholder will be able to take one or a combination of the following actions: (i) exercise your options, (ii) tender your options in the tender offer, once commenced, or (iii) continue to hold your options. If you exercise your options to purchase shares prior to the record date of May 14, 2004 and continue to hold them through that date, you will be entitled to receive the special dividend of $7.00 per share. Please note that in order to take advantage of a reduced federal income tax rate on dividends of a maximum of 15%, you will need to exercise your options before the close of business on May 11, 2004 and hold the shares purchased upon exercise of your options for a minimum period of 61 days.

Please be aware that there can be no assurance that options will be issued in the future.

As is stated in the press release, a limited group of the Company's most senior management group will be offered lower consideration than other employees in the tender offer. If this affects you, you will be so advised.

Amounts paid in the tender offer will be taxed as ordinary income. This memorandum does not constitute tax or investment advice. You should consult with your tax or financial advisor regarding issues that may relate to you.

The official tender offer materials will be sent to you.

If you have any questions, please feel free to call Arnold Bloom, Vice President and General Counsel (extension 7373), Eva Goldenberg, Vice President - Human Resources (extension 7392) or John Wille, Vice President and CFO (extension
7340) at (800) 631-8465.
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The solicitation of offers to buy options as described above will only be made pursuant to formal tender offer materials that the Company will send to holders of Company options.

OPTIONHOLDERS ARE STRONGLY ADVISED TO READ THE STATEMENT ON SCHEDULE TO (WHEN AVAILABLE), AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Optionholders may obtain free copies of the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from the Company or its duly designated agent.